UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Immersion Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

452521107

(CUSIP Number)

ERIC SINGER

VIEX CAPITAL ADVISORS, LLC

745 Boylston Street

3rd Floor

Boston Massachusetts 02116

(212) 752-5750

COPIES TO:

Jeffrey Kochian, Esq.

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

(212) 872-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,357,934**
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,357,934**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,934**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

*	This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.
**	Includes 62,800 Shares underlying call options currently exercisable as were further described in Item 6.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,158,598*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,158,598*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,158,598*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON PN

*	Includes 608,100 Shares underlying call options currently exercisable as were further described in Item 6.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,357,934*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,357,934*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,357,934*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON OO

*	Includes 62,800 Shares underlying call options currently exercisable as were further described in Item 6.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,158,598*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,158,598*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,158,598*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

*	Includes 608,100 Shares underlying call options currently exercisable as further described in Item 6.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,516,532*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,516,532*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,532*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON IA

*	Includes 670,900 Shares underlying call options currently exercisable as were further described in Item 6.

CUSIP No. 452521107

1	NAME OF REPORTING PERSONS Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,516,532*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,516,532*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,532*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON IN

*	Includes 670,900 Shares underlying call options currently exercisable as were further described in Item 6.

The following constitutes Amendment No. 1 the Schedule 13D filed by the undersigned (“Amendment No. 1”) and is being filed by the undersigned to revise and supplement certain information in the Schedule 13D. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

Item 2 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

(b)    The address of the principal office of each of Series One, VSO II, VIEX GP, VSO GP II, VIEX Capital and Mr. Singer is 745 Boylston Street, 3rd Floor, Boston, Massachusetts 02116.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A or elsewhere in this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,295,134 Shares beneficially owned by Series One is approximately $11,733,113.45, including brokerage commissions. The aggregate purchase price of the 62,800 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by Series One is approximately $264,388, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A or elsewhere in this Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 1,550,498 Shares beneficially owned by VSO II is approximately $13,432,574.83, including brokerage commissions. The aggregate purchase price of the 608,100 Shares underlying certain call options which are currently exercisable and may be deemed to be beneficially owned by VSO II is approximately $2,889,302, including brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On July 25, 2019, Series One delivered a letter to the Issuer (the “Books and Records Demand”) demanding, pursuant to Section 220 of the Delaware General Corporation Law, inspection of certain of the Issuer’s Books and Records (as defined therein) relating to the Issuer’s Board of Directors’ (the “Board”) and the Board’s Nominating and Corporate Governance Committee’s procedure and decision making with respect to the director nominee selection process in connection with the Issuer’s 2019 Annual Meeting of Stockholders (the “Annual Meeting”) and the Board’s and the Board’s Compensation Committee’s procedure and decision making with respect to director compensation. The Books and Records Demand states that Series One believes that the decision to nominate the director nominees for election at the Annual Meeting was not the product of informed and disinterested corporate decision making and that Series One has concerns that directors Jonathan Visbal and Sid Ganis do not have relevant experience in the Issuer’s industry and may not act independently due to their past relationship with the Issuer’s Chief Executive Officer. Further, the Books and Records Demand states that Series One believes that the Issuer’s directors are overcompensated based on the Issuer’s size and performance. The purpose of the Books and Records Demand is to allow Series One to gather further information regarding potential mismanagement, wrongdoing and/or breaches of fiduciary duties with the aforementioned director nomination and compensation procedures and decision making.

As previously disclosed, the Reporting Persons believe that the Shares are materially undervalued and believe that for the full value of the Shares to be realized, significant and immediate improvements to the Issuer’s corporate governance, cost structure and capital allocation are required. In particular, the Reporting Persons believe that the Board does not have the relevant experience and alignment with stockholders to oversee the Issuer, to protect stockholders and to maximize the value of the Issuer. The Reporting Persons believe that direct stockholder representation on the Issuer’s Board is essential to maximizing stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer, industry participants and others about the Issuer and the Reporting Persons’ investment and potential strategic alternatives for the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure, potential strategic alternatives, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported as beneficially owned by each Reporting Person is based upon 31,553,719 Shares outstanding, which is the total number of Shares outstanding as of May 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 10, 2019.

A. Series One

(a)	As of the close of business on July 26, 2019, Series One beneficially owned 1,357,934 Shares*.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,357,934*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,357,934*

(c)	Other than as previously disclosed in the Schedule 13D, the transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*	Includes 62,800 Shares underlying call options currently exercisable.

B. VSO II

(a)	As of the close of business on July 26, 2019, VSO II beneficially owned 2,158,598 Shares*.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,158,598*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,158,598*

(c)	Other than as previously disclosed in the Schedule 13D, the transactions in the Shares by VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*	Includes 608,100 Shares underlying call options currently exercisable.

C. VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 1,357,934 Shares* beneficially owned by Series One.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,357,934*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,357,934*

(c)	VIEX GP has not entered into any transactions in the Shares during the past sixty days. Other than as previously disclosed in the Schedule 13D, the transactions in the Shares on behalf of Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*	Includes 62,800 Shares underlying call options currently exercisable.

D. VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 2,158,598 Shares* beneficially owned by VSO II.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,158,598*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,158,598*

(c)	VSO GP II has not entered into any transactions in the Shares during the past sixty days. Other than as previously disclosed in the Schedule 13D, the transactions in the Shares on behalf of VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*	Includes 608,100 Shares underlying call options currently exercisable.

E. VIEX Capital

(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 1,357,934 Shares beneficially owned by Series One and (ii) 2,158,598 Shares beneficially owned by VSO II.

Percentage: Approximately 11.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,516,532*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,516,532*

(c)	VIEX Capital has not entered into any transactions in the Shares during the past sixty days. Other than as previously disclosed in the Schedule 13D, the transactions in the shares on behalf of each of Series One and VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*	Includes 670,900 Shares underlying call options currently exercisable.

F. Eric Singer

(a)	Mr. Singer, as the managing member of VIEX GP, VSO GP II and VIEX Capital, may be deemed the beneficial owner of the (i) 1,357,934 Shares beneficially owned by Series One and (ii) 2,158,598 Shares beneficially owned by VSO II.

Percentage: Approximately 11.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,516,532*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,516,532*

(c)	Mr. Singer has not entered into any transactions in the Shares during the past 60 days. Other than as previously disclosed in the Schedule 13D, the transactions in the shares on behalf of each of Series One and VSO II during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

*	Includes 670,900 Shares underlying call options currently exercisable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2019

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale
VIEX OPPORTUNITIES FUND, LP – SERIES ONE

Purchase of Common Stock	42,915	7.6042	06/18/2019
Purchase of Common Stock	34,135	7.60	06/19/2019
Purchase of Common Stock	45,513	7.55	06/19/2019

VIEX SPECIAL OPPORTUNITIES FUND II, LP

Purchase of Common Stock	51,377	7.6042	06/18/2019
Purchase of Common Stock	40,865	7.60	06/19/2019
Purchase of Common Stock	54,487	7.55	06/19/2019